Exhibit 99.1

Precision Drilling Corporation Second Quarter Report for the six months ended June 30, 2013 and 2012

Management’s Discussion and Analysis for the three and six month periods ended June 30, 2013 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at July 24, 2013 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2012 Annual Report, Annual Information Form, the unaudited June 30, 2013 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 11 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights
	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	378,898	381,966	(0.8)	974,618	1 ,022,032	(4.6)
Adjusted EBITDA(1)	88,248	97,192	(9.2)	303,429	342,766	(11.5)
Adjusted EBITDA % of revenue	23.3%	25.4%		31.1%	33.5%
Net earnings	473	18,261	(97.4)	93,786	129,342	(27.5)
Cash provided by operations	182,345	275,346	(33.8)	245,293	437,786	(44.0)
Funds provided by operations(1)	33,791	62,373	(45.8)	178,473	310,112	(42.4)
Capital spending:
Expansion	81,788	158,876	(48.5)	158,303	295,348	(46.4)
Upgrade	34,117	29,962	13.9	71,658	84,221	(14.9)
Maintenance and infrastructure	20,332	32,236	(36.9)	36,881	63,188	(41.6)
Proceeds on sale	(4,148)	(3,730)	11.2	(6,686)	(8,809)	(24.1)
Net capital spending	132,089	217,344	(39.2)	260,156	433,948	(40.0)
Net earnings - per share ($):
Basic	0.00	0.07	(100.0)	0.34	0.47	(27.7)
Diluted	0.00	0.06	(100.0)	0.33	0.45	(26.7)
Dividend paid per share ($)	0.05	-	n/m	0.10	-	n/m
(1)	Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.
 n/m – calculation not meaningful

Operating Highlights
	Three months ended June 30,			Six months ended June 30,
	2013	2012	% Change	2013	2012	% Change
Contract drilling rig fleet	324	352	(8.0)	324	352	(8.0)
Drilling rig utilization days:
Canada	3,606	4,005	(10.0)	14,707	16,375	(10.2)
United States	7,320	8,827	(17.1)	14,598	18,278	(20.1)
International	815	398	104.8	1,534	583	163.1
Service rig fleet	219	211	3.8	219	211	3.8
Service rig operating hours	51,677	50,560	2.2	141,069	144,602	(2.4)

FINANCIAL POSITION
( Stated in thousands of Canadian dollars, except ratio)	June 30, 2013	December 31, 2012
Working capital	243,126	278,021
Long-term debt(1)	1,279,167	1,218,796
Total long-term financial liabilities	1,310,857	1,245,290
Total assets	4,370,678	4,300,263
Long-term debt to long-term debt plus equity ratio(1)	0.36	0.36
(1)	Net of unamortized debt issue costs.

Net earnings this quarter were $0.5 million or $nil per diluted share compared to $18 million or $0.06 per diluted share in the second quarter of 2012.

Revenue this quarter was $379 million, $3 million or 1% lower than the second quarter of 2012, due to a decrease in activity days in both Canada and the United States, partially offset by higher dayrates in both markets, increased international activity and growth in our U.S. Completion and Production Services division.  Compared to the second quarter of 2012, revenue from our Contract Drilling Services segment was down 1% while revenue in our Completion and Production Services segment was up 6%.

North American drilling activity was down this quarter versus the prior year quarter as a result of wet weather in Canada, continuing low natural gas prices and lower levels of customer activity.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization ("adjusted EBITDA") this quarter was $88 million or 9% lower than the second quarter of 2012.  Our adjusted EBITDA margin was 23% this quarter, compared to 25% in the second quarter of 2012.  The decrease in adjusted EBITDA margin was mainly the result of lower activity levels across most North American business lines partially offset by higher dayrates and increased international profitability.  Our activity in this quarter, as measured by drilling rig utilization days, decreased 10% in Canada and 17% in the United States compared to the second quarter of 2012.

Adjusted EBITDA margin (adjusted EBITDA as a percentage of revenue) was 23% this quarter, compared to 25% in the second quarter of 2012.  The 23% adjusted EBIDTA margin was a result of higher dayrates from the new build and upgraded Tier 1 rigs that we have deployed over the past few years offset by the impact of lower utilization on fixed costs.  Our portfolio of term customer contracts, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain all help in managing our adjusted EBITDA margins.

For the six months ended June 30, 2013, Precision reported net earnings of $94 million or $0.33 per diluted share compared to $129 million or $0.45 per diluted share for the same period of 2012.  Revenue for the first half of 2013 was $975 million compared to $1,022 million for the corresponding period of 2012.  Adjusted EBITDA totalled $303 million for the first half of 2013 compared to $343 million in the first half of 2012.  The decrease in revenue and EBITDA was mainly the result of lower activity levels across most North American business lines partially offset by higher dayrates and increased international activity.  Activity for Precision, as measured by drilling utilization days, decreased 10% in Canada and 20% in the United States for the first six months of the year compared with the same period in 2012.

Precision is adding five contracted new build Super Series rigs to its North American drilling fleet bringing the total number of announced new build rigs in 2013 to six.  Also, we have signed an upgrade contract for an existing drilling rig for operations in Mexico.  The 2013 capital expenditures are expected to increase from $533 million to $654 million as a result of these additional capital commitments.

Our vision is to be recognized as the High Performance, High Value provider of services for global energy exploration and development.  We work toward that vision by defining and measuring our results against strategic priorities.  Our 2013 priorities are threefold:

1.	Execute our High Performance, High Value strategy
Continue to drive execution excellence in our people, internal systems and infrastructure supporting our world class safety, training and development programs, upgrading and consolidating our Nisku operations and leveraging our investments in our Houston and Red Deer Tech Centers.

  2 |  Management’s Discussion and Analysis

To June 30, 2013 our safety performance and mechanical downtime have shown improvement over the same period in 2012 and we are continuing to invest in our systems and infrastructure.

2.	Execute on existing organic growth opportunities
Remain poised to seize growth opportunities, leveraging our balance sheet strength and flexibility. Deliver new build rigs to the North American market and upgrade existing drilling rigs to higher specification assets on customer contracts globally.

To June 30, 2013 we have delivered the two remaining rigs from the 2012 new build program, announced six new build rigs for 2013 and we continue to deliver upgraded rigs to customers under contract.

Grow High Performance, High Value service lines for unconventional field development, such as integrated directional drilling, coil tubing and rentals.

To June 30, 2013 we have increased our coil tubing fleet to ten units from five as at December 31, 2012.  In the second half of 2013, we expect our coil tubing fleet to grow by two units and we expect to execute integrated directional drilling projects in Canada and the United States.

3.	Build our brand
Uphold our reputation and market breadth in North America while strengthening our presence in select oilfield markets internationally.

To June 30, 2013 we continue to operate a high percentage of our rigs drilling directional or horizontal wells in unconventional basins across North America and have expanded our activities in Mexico and entered a new market in Northern Iraq.

For the second quarter of 2013, the West Texas Intermediate price of oil was consistent with the 2012 average while natural gas prices were higher.

	Three months ended June 30,		Year ended December 31,
	2013	2012	2012
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	94.16	93.43	94.13
Natural gas
Canada
AECO (per MMBtu) (Cdn$)	3.53	1.90	2.39
United States
Henry Hub (per MMBtu) (US$)	4.01	2.28	2.75

Summary for the three months ended June 30, 2013:
  Operating earnings (see “Additional GAAP Measures”) this quarter were $16 million and 4% of revenue, compared to $31 million and 8% of revenue in 2012.  Operating earnings were negatively impacted by the decrease in activity in most of our North American based operations compared to the second quarter in 2012.
  General and administrative expenses this quarter were $32 million or $7 million higher than the second quarter of 2012 primarily because incentive compensation costs tied to the price of our common shares increased over the comparable quarter.  During the second quarter of 2012 our common share price fell, resulting in a recovery of previously expensed amounts.
  Net finance charges were $24 million, an increase of $3 million compared with the second quarter of 2012 primarily because of a non-recurring gain recognized in 2012 and interest related to prior year commodity tax audits.

Precision Drilling Corporaton   |  3

  Average revenue per utilization day for contract drilling rigs increased in the second quarter of 2013 to US$23,850 from the prior year second quarter of US$23,145 in the United States and increased in Canada to $22,276 from $20,649 for the second quarter of 2012.  The increase in revenue rates for the second quarter in Canada and the United States was due to rig mix in part from Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter.  In Canada, for the second quarter of 2013, 50% of Precision’s utilization days were achieved from drilling rigs working under term contracts compared to 44% in the 2012 comparative period.  In the United States, for the second quarter of 2013, 58% of Precision’s utilization days were generated from rigs working under term contracts compared to 78% in the 2012 comparative period.  Turnkey revenue for the second quarter of 2013 was US$18 million, compared with US$15 million in the 2012 comparative period.  Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $817 in the second quarter of 2013 compared to $734 in the second quarter of 2012.  The increase in the average hourly rate is the result of an increase in coil tubing hours.
  Average operating costs per utilization day for drilling rigs increased in the second quarter of 2013 to US$14,912 from the prior year second quarter of US$14,548 in the United States while in Canada costs increased to $13,497 in 2013 from $12,799 in 2012.  The cost increase per day in the United States was primarily due to turnkey and fixed costs spread over a lower activity base.   The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2012. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $769 in the second quarter of 2013 as compared to $621 in the second quarter of 2012 primarily due to costs associated with coil tubing and fixed costs spread over a lower activity base.
  Precision realized revenue from directional services of $27 million in the second quarter of 2013 a $5 million increase over the prior year period.
  Funds provided by operations (see “Additional GAAP Measures”) in the second quarter of 2013 were $34 million, a decrease of $29 million from the prior year comparative quarter of $62 million.  The decrease is the result of lower earnings for the quarter compared to last year and more income tax paid in the current year quarter.
  Capital expenditures for the purchase of property, plant and equipment were $136 million in the second quarter, a decrease of $85 million over the same period in 2012.  Capital spending for the second quarter of 2013 included $82 million for expansion capital, $34 million for upgrade capital and $20 million for the maintenance of existing assets and infrastructure spending.
Summary for the six months ended June 30, 2013:

  Revenue for the first half of 2013 was $975 million, a decrease of 5% from the 2012 period.
  Operating earnings were $146 million, a decrease of $55 million or 27% from 2012.  Operating earnings were 15% of revenue in 2013 compared to 20% in 2012.
  General and administrative costs were $71 million, an increase of $7 million over the first half of 2012 primarily as a result of the increase in incentive compensation costs tied to the performance of Precision’s common shares in 2013.
  Net finance charges were $47 million, an increase of $4 million from the first half of 2012.
  Funds provided by operations in the first half of 2013 were $175 million, a decrease of $135 million from the prior year comparative period of $310 million.
  Capital expenditures for the purchase of property, plant and equipment were $267 million in the first half of 2013, a decrease of $176 million over the same period in 2012.  Capital spending for 2013 to date included $158 million for expansion capital, $72 million for upgrade capital and $37 million for the maintenance of existing assets and infrastructure.

  4 |  Management’s Discussion and Analysis

OUTLOOK

Contracts
Our portfolio of term customer contracts provides a base level of activity and revenue, and as of July 24, 2013 we have term contracts in place for an average of 53 rigs in Canada, 40 in the United States and 11 internationally for the third quarter of 2013 and an average of 54 rig contracts in Canada, 42 in the United States and 10 internationally for the full year.  In Canada, term contracted rigs normally generate 250 utilization days per rig year because of the seasonal nature of well access.  In most regions in the United States and internationally, term contracts normally generate 365 utilization days per rig year.

Drilling Activity
In the United States, our average active rig count in the quarter was 80 rigs, down 17 rigs over the second quarter in 2012 and down one rig over the first quarter of 2013.  We currently have 80 rigs active in the United States.

In Canada, our average active rig count in the quarter was 40 rigs, down four rigs over the second quarter in 2012 and down 84 rigs over the first quarter of 2013.  We currently have 74 rigs active in Canada and expect typical seasonal volatility through the third quarter, but in general, during the second half of the year we expect to benefit from the fleet enhancements made over the past few years when compared to the prior year period.

Internationally, our average active rig count in the quarter was nine rigs, up five over the second quarter in 2012 and in line with the first quarter of 2013.  Our active rig count internationally is expected to grow by two rigs over the next two quarters as our second of two rigs goes to work in Northern Iraq and we have an additional rig going to work in Mexico.  We expect to have 12 rigs working internationally under contract by the end of the year.

Industry Conditions
To date in 2013, drilling activity has been lower in Canada and the United States compared to this time last year.  According to industry sources, as of July 19, 2013, the U.S. active land drilling rig count was down about 9% from the same point last year and the Canadian active land drilling rig count was in line with the prior year.  Despite the active industry rig count softness, demand for Tier 1 assets continues to be strong, benefiting the drilling contractors with a high percentage of Tier 1 assets.

The trend toward oil-directed drilling in North America has continued in 2013.  To date approximately 71% of the Canadian industry’s active rigs and 78% of the U.S. industry’s active rigs were drilling for oil targets, compared to 71% for Canada and 68% for the U.S. at the same time last year.

Capital Spending
We expect capital spending in 2013 to be approximately $654 million, of which $267 million was spent during the first six months of the year:

•
$330 million for expansion capital, which includes the cost to complete the two remaining new build drilling rigs from the 2012 new build rig program, six new build rigs for the North American market, the cost to complete about 60% of two new build rigs going to Kuwait, long lead equipment and new equipment for our Completion and Production Services segment;

•
$139 million for upgrade capital, which includes the upgrade of approximately 20 rigs, including international and North American rigs and to purchase long lead time items for our capital inventory; and

•	$185 million for sustaining and infrastructure expenditures, which is based on currently anticipated activity levels and some of the cost to consolidate and upgrade our operating facilities.

Precision Drilling Corporaton   |  5

SEGMENTED FINANCIAL RESULTS
Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, rental, camp and catering and wastewater treatment divisions.

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars)	2013	2012	% Change	2013	2012	% Change
Revenue:
Contract Drilling Services	327,336	332,181	(1.5)	823,574	863,247	(4.6)
Completion and Production Services	55,420	52,263	6.0	159,008	163,348	(2.7)
Inter-segment eliminations	(3,858)	(2,478)	55.7	(7,964)	(4,563)	74.5
	378,898	381,966	(0.8)	974,618	1,022,032	(4.6)

Adjusted EBITDA:(1)
Contract Drilling Services	101,555	103,476	(1.9)	308,760	331,032	(6.7)
Completion and Production Services	2,293	8,985	(74.5)	32,408	48,189	(32.8)
Corporate and other	(15,600)	(15,269)	2.2	(37,739)	(36,455)	3.5
	88,248	97,192	(9.2)	303,429	342,766	(11.5)
(1) See “ADDITIONAL GAAP MEASURES”.

Segment Review of Contract Drilling Services

	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	327,336	332,181	(1.5)	823,574	863,247	(4.6)
Expenses:
Operating	213,320	222,059	(3.9)	490,366	513,193	(4.4)
General and administrative	12,461	6,646	87.5	24,448	19,022	28.5
Adjusted EBITDA (1)	101,555	103,476	(1.9)	308,760	331,032	(6.7)
Depreciation	63,398	58,672	8.1	137,109	126,007	8.8
Operating earnings(1)	38,157	44,804	(14.8)	171,651	205,025	(16.3)
Operating earnings as a percentage of revenue	11.7%	13.5%		20.8%	23.8%
Drilling rig revenue per utilization day in Canada (Cdn$)	22,276	20,649	7.9	22,293	20,983	6.2
Drilling rig revenue per utilization day in the United States(2) (US$)	23,850	23,145	3.0	23,920	23,186	3.2
(1) See “ADDITIONAL GAAP MEASURES”.
(2) Includes revenue from idle but contracted rig days.

	Three months ended June 30,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	820	197	817
Drilling rig operating days (spud to release)	3,213	13,579	3,580	15,129
Drilling rig operating day utilization	19%	18%	20%	20%
Number of wells drilled	371	1,162	403	1,314
Average days per well	8.7	11.7	8.9	11.5
Number of metres drilled (000s)	707	2,604	688	2,750
Average metres per well	1,905	2,241	1,708	2,093
Average metres per day	220	192	192	182

  6 |  Management’s Discussion and Analysis

	Six months ended June 30,
Canadian onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	188	820	197	817
Drilling rig operating days (spud to release)	13,002	56,877	14,622	63,250
Drilling rig operating day utilization	38%	39%	42%	43%
Number of wells drilled	1,426	4,726	1,275	4,333
Average days per well	9.1	12.0	11.5	14.6
Number of metres drilled (000s)	2,536	9,951	2,307	9,160
Average metres per well	1,779	2,106	1,809	2,114
Average metres per day	195	175	158	145
(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2013		2012
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	81	1,706	104	1,947
June 30	80	1,710	97	1,924
Year to date average	81	1,708	100	1,935
(1) United States lower 48 land operations only.
(2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $327 million this quarter or 1% lower than the second quarter of 2012, while adjusted EBITDA of $102 million decreased 2%.  The decreases were mainly due to lower drilling rig utilization in both Canada and the U.S. partially offset by growth in our international contract drilling business and increases in average dayrates in North America.

Operating results for our international business improved as we began to realize revenue from increased activity.  On average, we had nine rigs working internationally during the second quarter of 2013 compared with four in the corresponding quarter of 2012. Drilling utilization days in our international operations were 815 days, 105% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the second quarter of 2013 were 3,606, a decrease of 10% compared to 2012 while drilling rig utilization days in the United States were 7,320 or 17% lower than the same quarter of 2012.  The declines in activity were primarily due to decreased market demand as customers conserved cash and deferred drilling programs and in the Western Canada Sedimentary Basin (“WCSB”) we had an unusually high number of rigs waiting on weather in June 2013.  The majority of our North America activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day in Canada was up 8% and 3% in the U.S. over 2012. The increase in average dayrates for Canada and the U.S. was the result of improved rig mix and continued demand for Tier 1 assets.  In the U.S. the increase in the average dayrate was primarily driven by turnkey revenue spread over lower activity and idle but contracted rig revenue.

In Canada, 50% of utilization days in the second quarter were generated from rigs under term contract, compared to 44% in the second quarter of 2012.  In the U.S., 58% of utilization days were generated from rigs under term contract as compared to 78% in the second quarter of 2012.  At the end of the quarter we had 55 drilling rigs under contract in Canada, 47 in the U.S. and ten internationally.

Operating costs were 65% of revenue for the quarter, which was two percentage points lower than the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were above the prior year primarily because of an increase in crew wage expense.  In the U.S., operating costs for the quarter on a per day basis were up from the second quarter in 2012 as a result of higher relative turnkey costs and the impact of fixed costs on lower activity partially offset by a reduction in repair and maintenance costs.

Precision Drilling Corporaton   |  7

Depreciation expense in the quarter was 8% higher than in the second quarter of 2012.  Depreciation was higher, despite a decrease in overall drilling activity, as a result of a greater proportion of operating days from our Tier 1 drilling rigs in 2013 relative to 2012 and depreciation from the growth in directional drilling and international contract drilling.  With the exception of certain PSST drilling rigs and directional drilling equipment, contract drilling operations use the unit of production method of calculating depreciation.

Segment Review of Completion and Production Services
	Three months ended June 30,			Six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2013	2012	% Change	2013	2012	% Change
Revenue	55,420	52,263	6.0	159,008	163,348	(2.7)
Expenses:
Operating	49,307	39,932	23.5	118,205	107,469	10.0
General and administrative	3,820	3,346	14.2	8,395	7,690	9.2
Adjusted EBITDA(1)	2,293	8,985	(74.5)	32,408	48,189	(32.7)
Depreciation	7,073	6,101	15.9	16,318	14,135	15.4
Operating earnings (loss)(1)	(4,780)	2,884	(265.7)	16,090	34,054	(52.8)

Operating earnings (loss) as a percentage of revenue	(8.6%)	5.5%		10.1%	20.8%

Well servicing statistics:
Number of service rigs (end of period)	219	211	3.8	219	211	3.8
Service rig operating hours	51,677	50,560	2.2	141,069	144,602	(2.4)
Service rig operating hour utilization	26%	26%		36%	39%
Service rig revenue per operating hour (Cdn$)	817	734	11.3	815	789	3.3
(1)	See “ADDITIONAL GAAP MEASURES”.

Revenue from Completion and Production Services was up $3 million or 6% compared to the second quarter of 2012 due to the expansion of services in the United States partially offset by lower activity in Canada.  Adjusted EBITDA was $7 million lower than the second quarter of 2012 due to start-up costs associated with expanding activity in the United States and lower activity in Canada. The decline in industry activity was mainly because customers reduced spending to work within cash flow, which reduced activity in the majority of our service lines.

Well servicing activity in the second quarter was 2% higher than the second quarter of 2012 primarily due to our expansion in the United States. Approximately 85% of the second quarter service rig activity was oil related.  Our rental division activity in the second quarter was lower than the second quarter of 2012 mainly due to the excess amount of surface storage capacity in the WCSB.

Average service rig revenue per operating hour in the second quarter was $817, or $83 higher than the second quarter of 2012.  Increased coil tubing operations in the current quarter, which operate at higher rates, was only partially offset by a reduction in the average service rig rate due to geographic mix.

Operating costs as a percentage of revenue increased to 89% in the second quarter of 2013, from 76% in the second quarter of 2012. Operating costs per service rig operating hour were higher than in the second quarter of 2012 mainly because of the higher cost associated with the new coil tubing operations.

Depreciation in the second quarter of 2013 was 16% higher than the second quarter of 2012 because of the depreciation expense associated with new equipment. We use the straight-line method of calculating depreciation for our completion and production business lines, except for the well servicing division, where we use the unit of production method.

Segment Review of Corporate and Other
Our corporate segment is viewed as support functions that provide assistance to more than one segment.  The Corporate and other segment had an adjusted EBITDA loss of $16 million for the second quarter of 2013, in line with the prior year comparative period.

  8 |  Management’s Discussion and Analysis

Other Items
Net financial charges for the quarter were $24 million, an increase of $3 million from the second quarter of 2012.  The increase was primarily because of a non-recurring gain recognized in 2012 and interest related to prior year commodity tax audits.

We had a foreign exchange gain of $5 million during the second quarter of 2013 due to the weakening of the Canadian dollar versus the U.S. dollar and the impact thereof on the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income taxes for the quarter were a recovery of $4 million in line with the prior year comparative period. Our effective tax rate on earnings before income taxes for the first half of 2013 was 13%.

In June 2013, a wholly owned subsidiary of Precision lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 thru 2004 taxation years. Precision has appealed the decision to the Ontario Court of Appeal and we expect this appeal to be heard by mid-2014. Despite the decision in the Superior Court, management believes it is more likely than not that Precision will prevail on appeal. Should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

LIQUIDITY AND CAPITAL RESOURCES
The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down.  We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions.  Term contracts on expansion capital for new build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity
As at June 30, 2013 our liquidity is supported by a cash balance of $127 million, a senior secured credit facility of US$850 million, operating facilities totaling approximately $55 million and a US$25 million secured facility for letters of credit.

At June 30, 2013, including letters of credit, we had approximately $1,349 million outstanding under our secured and unsecured credit facilities and $25 million in unamortized debt issue costs.

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	Undrawn, except US$27 million in outstanding letters of credit	General corporate purposes	November 17, 2017
Operating facilities (secured)
$40 million	Undrawn, except $17 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$25 million	Undrawn	Letters of credit
Senior notes (unsecured)
$200 million	Fully drawn	Debt repayment	March 15, 2019
US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020
US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly and we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.6%.

Precision Drilling Corporaton   |  9

Hedge of investments in U.S. operations
We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S.  To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.  We recognize the effective amount of this hedge (net of tax) in other comprehensive income.  We recognize ineffective amounts (if any) in earnings.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
	2012		2013
Quarters ended	September 30	December 31	March 31	June 30
Revenue	484,761	533,948	595,720	378,898
Adjusted EBITDA(1)	151,000	177,026	215,181	88,248
Net earnings (loss):	39,357	(116,339)	93,313	473
Per basic share	0.14	(0.42)	0.34	0.00
Per diluted share	0.14	(0.42)	0.33	0.00
Funds provided by operations(1)	146,124	142,576	144,682	33,791
Cash provided by operations	61,183	136,317	62,948	182,345
Dividends per share	-	0.05	0.05	0.05

	2011		2012
Quarters ended	September 30	December 31	March 31	June 30
Revenue	492,944	587,408	640,066	381,966
Adjusted EBITDA(1)	186,248	229,839	245,574	97,192
Net earnings:	83,468	28,046	111,081	18,261
Per basic share	0.30	0.10	0.40	0.07
Per diluted share	0.29	0.10	0.39	0.06
Funds provided by operations(1)	73,182	256,103	247,739	62,373
Cash provided by operations	20,281	218,857	162,440	275,346
 (1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES
We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA
We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Interim Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings
We believe that operating earnings, as reported in the Interim Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations
We believe that funds provided by operations, as reported in the Interim Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generated prior to consideration of working capital, which is primarily made up of highly liquid balances.

  10 |  Management’s Discussion and Analysis

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
During the six months ended June 30, 2013, there were no changes in internal control over financial reporting that materially affected (or are reasonably likely to materially affect) our internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward‐looking information" within the meaning of applicable Canadian securities legislation and "forward‐looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward‐looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following: Precision expects the 2013 capital expenditures to increase from $533 million to $654 million as a result of certain additional capital commitments; Precision's 2013 priorities; in the second half of 2013, Precision expects its coil tubing fleet to grow by two units and Precision expects to execute projects in Canada and the United States; Precision expects to benefit from the fleet enhancements made over the past few years when compared to the prior year period; Precision's active rig count internationally is expected to grow by two rigs over the next two quarters as its second of two rigs goes to work in Northern Iraq and Precision has an additional rig going to work in Mexico; Precision expects to have 12 rigs working internationally under contract by the end of the year; the amount and use of planned capital expenditures; Precision expects the appeal to the Ontario Court of Appeal related to an assessment of Ontario income tax to be heard by mid-2014 and management of Precision believes it is more likely than not that Precision will prevail on appeal; should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed; and Precision expects to remain compliant with the financial ratio covenants of its secured facility.

These forward‐looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; sustainability of our dividend; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in its businesses; general economic, market or business conditions; changes in laws or regulations; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward‐looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward‐looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward‐looking information and statements, whether as a result of new information, future events or otherwise.

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